NAME OF REGISTRANT: Pinnacle West Capital
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 4 on PINNACLE WEST CAPITAL’S 2015 Proxy Statement:
LOBBYING TRANSPARENCY

PinnacleWest Capital, Symbol: PNW
Filed by: As You Sow

SHAREHOLDERS URGE A YES VOTE ON PROPOSAL 4 OF THE PINNACLE WEST 2015 PROXY. Pinnacle Capital West is the parent company of one of Arizona’s three main utilities, Arizona Public Service (this brief will refer to both Pinnacle West Capital and Arizona Public Service as “APS”). Historically APS has had good energy efficiency and renewable energy adoption, driven by the state’s 15% renewable portfolio standard.1 However starting in 2013, APS became involved in controversy over its use of shareholder dollars to lobby indirectly and to fund grassroots lobbying that seemed to opposed solar adoption in Arizona.2 Shareholders are concerned that this lobbying activity may be harmful to the company’s long term best interests. Because APS does not disclose donations, shareholders are unclear as to the scope and breadth of the company’s lobbying, and so cannot asses the risk it creates for the company.

THEREFORE BE IT RESOLVED:
The shareowners of Pinnacle West Capital request the Board authorize the preparation of a report, updated annually, disclosing:
1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Pinnacle West Capital or its subsidiaries used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Pinnacle West Capital membership in and payments to any tax-exempt organization that writes and endorses model legislation.

1 NCSL. “State Renewable Portfolio Standards and Goals”. Durkay, February 19, 2015. http://www.ncsl.org/research/energy/renewable-portfolio-standards.aspx
2 Greentech Media. “Arizona Utility Funds Solar Smear Campaign, Saying It Is ‘Obligated to Fight”. Trabish, October 22, 2013. http://www.greentechmedia.com/articles/read/arizona-utility-admits-funding-anti-solar-ad-campaign; Phoenix Business Journal. “Arizona solar group wants APS investigated over controversial donations”. O’Grady, October 22, 2013. http://www.bizjournals.com/phoenix/blog/energy-inc/2013/10/arizona-solar-group-wants-aps.html?page=all; AZCentral. “Arizona regulator calls out solar campaigns”. Anglen, Randazzo, October 31, 2013. http://archive.azcentral.com/business/consumer/articles/20131030regulator-calls-out-solar-campaigns.html

4. Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.
For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Pinnacle West Capital is a member. Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.
The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Pinnacle West Capital’s website.

RATIONAL FOR A YES VOTE
A.	INVESTORS ARE CONCERED THAT APS’ ANTI-SOLAR LOBBYING HARMS THE COMPANY
Shareholders disagree that APS’ lobbying serves the best short or long term interests of the company. Because the Company is not transparent on the scope and beneficiaries of its donation to nonprofit for lobbying, shareholders “don’t know what they don’t know”. However, based on media reporting covering APS’ political activity, the funds appear to be funneled to organizations that then advance media, advertising, policy, and/or other advocacy designed to impede solar growth in Arizona, primarily by raising the costs of solar for customers.3

1.        APS Derives Value from Arizona’s Renewable Energy Policy
The Company’s controversial lobbying activities are confounding to shareholders. APS’ financial value was middling until Arizona passed its renewable portfolio standard in 2006.4 Since 2006 (exempting the recession) the Company’s value has grown in lockstep with the state’s requirements that it bring on increasing levels of renewable energy and energy efficiency.5

This isn’t accidental; research demonstrates that when corporations track, manage, and reduce climate impacts, it yields financial value. Benefits can include enhanced return on equity, stronger dividends, lower earnings volatility, reduced emissions and minimized regulatory risk.6 Other carbon management business benefits include commodity price certainty, responsiveness to customer demand for low carbon solutions, reduced overhead, and improved leadership and branding.7 A third analysis confirms that “It appears that ESG firms operate more efficiently, generate greater ROAs, and have higher valuations.”8  The same state renewable energy requirements that APS’ lobbying activities undermines have facilitated APS’ success. Increased lobbying transparency would help investors determine whether APS’ political activities are in alignment with their investments in the company.

3 Energy and Policy Institute. “The Campaign Against Net Metering: ALEC and Utility Interests’ Next Attack on Clean Energy Surfaces in Arizona” Elsner, November 18, 2013. http://www.energyandpolicy.org/the_campaign_against_net_metering_alec_and_utility_interests_next_attack_on_clean_energy_surfaces_in_arizona
4 Supra Note 1.
5 Arizona. RPS Snapshot http://rps.rdcep.org/state/arizona/. For stock chart, see Appendix A.
6 CDP. S&P500 Leaders Report, 2014; note that because utility return on equity is capped by regulation, the ROE trend does not follow in the power sector https://www.cdp.net/CDPResults/CDP-SP500-leaders-report-2014.pdf
7 Ceres. Power Forward 2.0. 2014 http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
8 “Firms’ Environment, Social and Governance Choices, Performance, and Managerial Motivation” Conclusions I. Gillan, Hartzell, Koch, Starks, 2011. http://responsiblebusiness.haas.berkeley.edu/documents/Sustainable%20Finance/2011financeconferencepresentations/ESG_Starks.pdf

2.        APS’ Political Spending Encourages Grid Defection
A significant problem with APS’ anti-solar political lobbying is that it incentivizes its customers’ grid defection. Grid defection is the point at which it is economically feasible for customers to both generate and store power completely independent of a centralized utility, and is approaching quickly.9 According to the Rocky Mountain Institute, industrial and residential customers in Los Angeles California may be able to defect from the grid as soon as 2020 depending on technology improvements and demand response deployment.10 Costs for solar are forecast to drop another 40% by 2020, with energy storage costs falling almost as dramatically.11 According to Deutsche Bank, “Solar plus storage is the next killer app that could significantly accelerate global solar penetration in our view.”12

Ironically, APS has justified its lobbying for solar fees by arguing that such fees are the only way to get solar customers to compensate the company for their “fair share” of reliance on APS’ transmission grid.13 Yet, by raising costs for solar customers, APS is only accelerating the point at which grid defection will breakeven, and the point at which those customers will be able to leave APS’s transmission network in total. Rather than taxing solar customers, APS should use the next 5-10 years of known cash flow before grid defection to build brand affinity and customer loyalty. Investors need thorough lobbying transparency from APS to understand how deeply the Company has committed to its anti-solar political strategy, which will help investors value the company going forward.

9 PVTechStorage. “Grid could provide just 3% of load in key US markets by 2040 - Rocky Mountain Institute” Colthorpe, April 8, 2015. http://storage.pv-tech.org/news/grid-could-provide-just-3-of-load-in-key-us-markets-by-2040-says-rocky-moun
10 Rocky Mountain Institute. The Economics of Grid Defection. Creyts, Guccione, February 2014. http://www.rmi.org/PDF_economics_of_grid_defection_full_report
11 Deutsche Bank Market Research, Solar Industry. Crossing the Chasm Solar Grid Parity in a Low Oil Price Era.  P.34. https://www.db.com/cr/en/docs/GRCM2015PROD033635_Web.pdf
12 Id.,  p.4.
13 Utilitydive. “APS proposes higher fixed charges for rooftop solar customers”. Bade, April 6, 2015. http://www.utilitydive.com/news/aps-proposes-higher-fixed-charges-for-rooftop-solar-customers/383323/

3.       APS’ Political Spending Creates Reputational Risk
The reputational risk and brand damage APS is vulnerable to does not appear to be recognized by the company’s executive team.  Shareholders are concerned that by opposing popular and sensible solar policy and incentives, and by increasing the costs of solar ownership and use in Arizona, the Company is damaging its brand, its goodwill, and creating community resistance. The grassroots group TUSK is an example. TUSK, which stands for “Tell Utilities Solar Won’t Be Killed” (and is now a multistate organization) was originally founded to oppose APS lobbying.14 Though it seems that APS contributed generously to the campaigns of many of its regulators, it is unclear how much protection these contributions will be able to provide if grassroots opposition to the Company continues to grow.15

Additionally, in failing to disclose spending at tax exempt organizations, APS gives the media an opportunity to discover a “secret” every time a new donation is identified. Shareholders want APS to be transparent and accountable for its “dark money” expenditures so that investors can evaluate business risk. Better lobbying transparency could also reduce the appearance of impropriety associated with APS’ lobbying. Indeed, controversy over APS’ lobbying activities continued in the months after Proponents filed the resolution seeking more transparency. 16

4.       APS’ Lobbying Creates Liability
The Salt River Project, or “SRP”, is another Arizona utility. SRP owns the Navajo Power Plant, a coal plant in which APS has a 15% stake.17 SRP was recently sued by SolarCity, a solar energy company, for anticompetitive business behavior. The suit is responsive to SRP’s costly solar fees—akin to those APS sought previously, and has asked the state to increase.18 Solar charges, net metering restrictions, and fixed fees for grid use are a new area of law that is nationally controversial. The more APS pushes for solar charges, the more likely lawsuits like these become, and the greater the risk that a court will hand down a ruling that is disadvantageous to the company.

14 TUSK. Tell Utilities Solar Won’t Be Killed 2014 http://dontkillsolar.com/tusk/. TUSK background: Motherjones. “Here Comes the Son: Barry Goldwater Jr. Fights for Solar Power in Arizona” Sheppard. July 11, 2013.  http://www.motherjones.com/environment/2013/07/barry-goldwater-tusk-arizona-solar-net-metering
15 AZCentral. “Outside money played huge role in Arizona elections”. Pitzl, O’Dell, November 8, 2014.  http://www.azcentral.com/story/news/arizona/politics/2014/11/09/election-outside-money-campaign-funding/18751133/ Noting APS’ suspected donations to the Arizona Corporation Commission election, which regulates APS and approves the Company’s rates of return. See also: Arizona Capital Times. “APS parent company was largest donor to federal campaigns in Arizona” Krishan, April 17, 2015. http://azcapitoltimes.com/news/2015/04/17/aps-parent-company-was-largest-donor-to-federal-campaigns-in-arizona/#ixzz3XgpyhcoP Noting APS’ federal lobbying. See also:  AZCentral.” Brnovich not the guy to investigate APS-Corp Com links”. Roberts, February 23, 2015. http://www.azcentral.com/story/laurieroberts/2015/02/23/arizona-corporation-commission-gary-pierce-aps/23764401/. See also: Arizona Capital Time. “APS spends big for Brnovich as company battles pollution rules”. Fischer, October 24, 2014.
http://azcapitoltimes.com/news/2014/10/21/aps-spends-big-for-brnovich-as-company-battles-pollution-rules/#ixzz3XgrPmBAu Both noting APS’ contributions towards the current Attorney General’s election, now tasked with investigating APS.
16 Sunlight Foundation. “ASU foundation links utility funds to anti-solar push” Fenton, March 10, 2015. http://sunlightfoundation.com/blog/2015/03/10/asu-foundation-links-utility-funds-to-anti-solar-push/
17 APS. “coal-fueled power plants: Navajo” https://www.aps.com/en/ourcompany/generationtransmission/generation/Pages/home.aspx  Solarcity lawsuit: Solarcity. “Our response to anti-competitive behavior in Arizona” March 3, 2015. http://blog.solarcity.com/our-response-to-anti-competitive-behavior-in-Arizona
18 Supra note 13.

CONCLUSION
APS’s political participation policy is insufficient. The Company’s policy, which focuses on whether it is complying with the law, misses the point.19 The lobbying expenditures APS is making are likely legal.20 Since the Citizen’s United v. FEC (2009) Supreme Court decision, there are few legal limits on corporate political spending.21 Indeed, according to the Washington Post “While the soaring spending on elections -- by unions, corporations and individuals -- is well known by this point, what is less well understood is how Citizens United drove massive amounts of cash into the non-profit political world, a world where disclosure is not required.”22 The issue raised by the resolution is whether APS’ lobbying is aligned with the long term best interests of the company and its shareholders. As detailed above, investors are concerned that APS’ “public policy” spending is harmful to the company in a variety of ways. Shareholders deserve to decide for themselves whether APS’ lobbying is appropriate, not simply be assured by APS that its activities are legal and that “on balance, the Company receives more benefit than detriment from the organizations it supports.”23

Appendix A
Google Finance, Pinnacle West, April 17.

19 Pinnacle West Capital. “Political Participation Policy”. February 2015. http://www.pinnaclewest.com/about-us/corporate-governance/Political-Participation-Policy/default.aspx 1.2, 2.3, 2.7, 2.9.2, 3.3, 3.4, 3.5.
20 Due to the lack of information about the scope, beneficiaries and methods of APS’ lobbying, legal compliance is impossible for investors to determine. See: ABC 15. “Felicia Rotellini turns away APS donation, files campaign complaint against APS parent company”. Gilger, October 31, 2014. http://www2.abc15.com/web/knxv/news/local-news/investigations/felicia-rotellini-turns-away-aps-donation-files-campaign-complaint-against-aps-parent-company. See also: AZCentral. “Whistleblower alleges wrongdoing at Arizona agency”. Resnik, February 20, 2015. http://www.azcentral.com/story/news/12-news/2015/02/18/12news-arizona-corporation-commission-whistleblower/23645101/
21 Washington Post. “How Citizens United changed politics, in 7 charts”. Cillizza, January 22, 2014. http://www.washingtonpost.com/blogs/the-fix/wp/2014/01/21/how-citizens-united-changed-politics-in-6-charts/
22 Id.
23 Supra note 19, at 2.8.